Filed by Republic Services, Inc. pursuant to Rule 425
under the Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934, as amended.
Subject Company: Republic Services, Inc.
(Registration No. 333-152693)
REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
October 31, 2008
7:30 am CT

Coordinator:	Good morning and welcome to the Third Quarter conference call for investors and Republic Services.

Republic is traded in the New York Stock Exchange under the symbol RSG. Your host this morning is Republic Chairman and CEO, Jim O’Connor.

Today’s call is being recorded and all participants are in a listen only mode. There will be a question and answer session following Republic’s summary of quarterly earnings.

I will provide you with specific instructions for questions later in the call. At this time my pleasure — it is my pleasure to turn the call over to Mr. O’Connor, good morning sir.

Jim O’Connor:	Good morning and good morning to all of you and thank you for joining us. This is Jim O’Connor and I’d like to welcome everyone to Republic Services Third Quarter conference call.

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

Tod Holmes, our Chief Financial Officer and Ed Lang, our Treasurer are joining me as we discuss our third quarter performance.

I’d like to take a moment to remind everyone that some of the information that we will discuss on today’s call contains forward-looking statements which involves risks and uncertainties. And may be materially different from actual results.

Our SEC filings discuss factors that could cause actual results to differ materially from expectations.

Additionally, the material that we discuss with you today is time sensitive. If in the future you listen to a re-broadcast or a recording of this conference call, you should be sensitive to the date of the original call, which is October 31, 2008.

Please note that this call is the property of Republic Services Incorporated. Any re-distribution, re-transmission or re-broadcast of this call in any form without the expressed written consent of Republic Services is strictly prohibited.

On today’s call I will review with you our views on the pending merger with Allied Waste Industries. But first I want to review the third quarter results where we continue to see margin improvement.

Republic had revenue growth of 3.4% to $834 million. We achieved internal growth of 4.2% with 7.3% of price improvement and volume decline of 3.1%.

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

Our third quarter volume decline was affected by the slow down in construction activity. C&D volumes in our temporary roll off business and third party C&D volumes at our transfer station and landfill continue to be weak.

Price growth continues to be strong. Core pricing is up 3.8%. Pricing improvement is the most important factor in covering rising costs and improving return on invested capital.

Within our land fill business our core price was also up approximately 3.4% in the quarter. Pricing for MSW landfill volumes was up 4.2%.

The landfill business is very capital intense and requires continued focus on pricing in order to achieve appropriate risk adjusted returns.

And we again continue to utilize our return on investment pricing on all renewals of franchise and municipal contracts.

The biggest impact on our volume growth was in our temporary roll off business, which decreased approximately 15%.

This decrease is due primarily to weak residential construction volumes and is similar to the trend we have experienced during the past three quarters.

Additionally, construction related landfill volumes are down 19%. Despite the net volume reductions, temporary roll off pricing has remained stable.

We’ve continued to adjust our workforce and our capital spending to reflect lower business activity. By making these adjustments, we’ve maintained our labor productivity.

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

Operating margins for the third quarter were 20%. Fuel cost increase approximately 180 basis points compared to the third quarter of 2007.

EBITDA margins in the third quarter was 29.9%. Although the economy is weaking — weakening, the basic fundamentals and operation disciplines of our business are in tact.

Our current stock price reflects valuation multiples that are very low, at the very lowest levels and do not recognize our ability to generate high levels of predictable free cash flow in our business today and further after the closing of the merger with Allied Waste.

We remain continue — we remain focused on all the costs components of our business to ensure that we remain competitive in our marketplaces.

Republic has a number of significant achievements in the quarter including our free cash flow for the third quarter was $95 million. We believe our full cash — our full year cash flow performance will be within the range of our guidance of $340 to $350 million, excluding merger-related costs.

We began paying a higher dividend in October. The quarterly dividend is 19 cents per share, which is a 12% increase.

We’ve increased our dividend every year since we initiated it five years ago. We will continue the 19-cent quarterly dividend after the merger closing.

And at this time I’d like to turn the call over to Tod Holmes, our Chief Financial Officer for a review of our financial performance in the third quarter, Tod.

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

Tod Holmes:	Thank you Jim. I’ll begin my review of the company’s financial results by discussing revenue. Again third quarter 2008 revenue rose by 3.4% to 834 million from 806 million last year.

That’s an internal growth rate of 4.2%. Total price was 7.3%, with 3.8% coming from core price, 2.8% from field surcharges, .4% from environmental fees and .3% from commodities.

During the quarter we continued to benefit from our ongoing price increase strategy in all lines of business.

Our third quarter core volume did decline 3.3%. This was driven primarily by landfill volume which was down 2% and temporary roll off volume related to the construction industry, which is down 15%.

Divestitures and non-core operations accounting for the remaining .6% reduction in our revenue, that was primarily divestiture of our (Let Co) business in the fourth quarter of last year.

Our third quarter year over year operating margin, year over year operating margins increased by 410 basis points from 15.9% to 20%. During the third quarter of 2008, we recorded $3.2 million of cost associated with our merger with Allied.

Excluding these costs, our operating margins for the third quarter would have been 20.4%.

The key components to our year over year operating margin improvement are as follows. The countywide landfill costs that we incurred last year, 410 basis point improvement.

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

Truck maintenance, positive 40 basis points, higher fuel costs this year, negative 180 basis points, risk and health insurance positive 90 basis points, disposal and sub-contracting costs a positive 80 basis points.

Labor a positive 50 basis points, DD&A positive 20 basis points, SG&A a negative 60 basis points and our integration costs a negative 40 basis points. So that totals 410 basis point improvement.

Now let me briefly comment on the components of our third quarter year over year margin change.

First, truck maintenance. During the third quarter of 2008, we continued to focus on costs savings initiatives and improved pricing results, ex — improve pricing resulted in a reduction of truck maintenance expense.

Second, fuel. Our average wholesale price per gallon increased from 2.76 in the third quarter of ‘07 to $4.13 in the third quarter of ‘08.

Current fuel prices have come down. They’re currently at about 3.21 per gallon.

Third, the risk and health insurance costs. Our insurance expense during the third quarter of 2008 was 4.7% of revenue, which was lower then the prior year due to a favorable settlement of older claims in the auto and general liability lines of coverage.

Fourth, disposal and sub-contracting costs, this is our largest cost category through which the impact of improved pricing is clearly visible.

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

Fifth, labor. During the quarter we continue to benefit from productivity improvements and pricing which contributed to the margin growth there.

Sixth, DD&A. The decrease in DD&A as a percentage of revenue is primarily due to improved pricing.

And finally SG&A, excluding the integration costs, SG&A as a percentage of revenue for the third quarter of 2008 would have been 9.9%. This is a range which we feel is appropriate in the longer term for Republic as a stand-alone company.

The increases in year over year SG&A as a percentage of revenue is due to an increase in bad debt expense during the third quarter of 2008. And a decrease in incentive compensation expense during the third quarter of 2007.

Now our third quarter income before depreciation amortization depletion and accretion. Excluding the remediation charge at the county wide landfill in the third quarter of 2007, and excluding the integration costs during 2008 for the Allied merger, our year over year income before DD&A increased by 40 basis points from 29.8% to 30.2%.

Next I’ll discuss free cash flow. Free cash flow for the third quarter of 2008 was 67 million. This is based upon cash provided by operating activities of 163 million.

Less purchases of property and equipment of 99 million, plus proceeds from the sale of property of 3 million for a free cash flow of 100, excuse me, of 67 million.

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

Free cash flow for the nine months ended September 30 was 216 million. This based upon cash provided by operating activities of 474 million, less purchases of property and equipment of 264 million, plus proceeds from the sale of property of 6 million, or the 216 million free cash flow.

Now I might point out that during the third quarter of 2008, we made $28 million in cash payments for costs attributable to our merger with Allied of which 3.2 million flowed through the P&L.

The majority of these costs have been capitalized. And excluding these payments, free cash flow for the three and nine months ended September 30, 2008 would have been about 95 million and 244 million respectively.

We continue to believe that our free cash flow guidance of 340 to 350 million for fiscal 2008 is appropriate. And again this guidance excludes merger related cash expenditures.

Republic’s balance sheet remains very strong. At September 30 our accounts receivable balance was 326 million, and our day sales outstanding was 35 days.

Net debt was 1 billion 460 million, which is up from 1 billion 450 million at December ‘07. And our net debt to total capital at September 30, 2008 is point — is 53%.

In June, after announcing our merger with Allied, Republic suspended it’s share repurchase program. Our actual share count at September 30, 2008 was 182.2 million shares.

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

Now I’ll turn the call over to Ed Lang for an update on financing related to the merger.

Ed Lang:	Thanks Tod. I’d like to provide an update on our financing plans. In order to meet the long-term liquidity needs in Republic Service’s post merger, we set out the following objectives.

First, obtain investment grade rating. Second, arrange for two 2.75 billion of bank facility capacity for letters of credit and short-term borrowing requirements.

And third, secure additional surety bond capacity at attractive rates available to investment grade companies.

Last June, prior to the announcement of the merger, we met with Standard and Poor’s and Moody’s to review the proposed transaction.

After our announcement, both agencies issued press releases indigate (sic) — indicating investment grade status.

In July we began the bank facility syndication by selecting Bank of America and JP Morgan as co-leads. In order to secure the $2.75 billion of bank capacity required, we amended Republic’s existing $1 billion facility and syndicated a new $1.75 billion facility.

We signed this documentation and went effective in mid September. All financing for the merger that is required is in place.

At the same time we began working with major providers of surety bonds to address the increase requirements of Republic post-merger.

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

We were able to secure incremental capacity at rates significantly lower then Allied’s current costs. The ability to secure investment grade status was vital to our success.

As far as debt maturities, Republic has only one mature - debt maturity in 2009, approximately $100 million due in May of next year.

The company has no debt maturities in 2010. The maturity in May of ‘09 will be repaid with free cash flow from operations. Jim will now provide additional information on Republic and the merger process.

Jim O’Connor:
Thanks Ed. Republic’s APS for the third quarter was 48 cents. This was a record level of earnings per share. We’d like to reiterate our current earnings guidance of $1.78 to $1.82 of earnings per share for the full year 2008, excluding remediation and merger costs.

We provided 2008 cash flow guidance of $340 to $350 million and believe that we will be within the ranges even though we will increase our capital spending for collection vehicles to take advantage of bonus depreciation.

I’d like now to give you and update on our merger with Allied. I’m extremely pleased to report that this process remains on track to meet our original guidance of closing before year-end.

Only two events need to occur before closing. A successful shareholder vote on November 14 and the signing of a final agreement with the Department of Justice.

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

We expect to conclude the process with the Department of Justice in early December.

All the cash received from divestitures will be used for debt reduction. We will reduce debt by over $2 billion during the first three years of the merger.

As Ed mentioned, all required financing is in place. And there is no need to look to debt capital markets until 2011.

As discussed previously, our organizations came together after the merger was announced and formed an integration team that has equal participation from Republic and Allied.

These teams developed a detailed integration plan that ranges from Day 1 through 2010. As part of the planning process our integration teams have documented synergy savings and the timing for realizing these benefits.

And I am very confident that the $150 million in near-term synergies have been identified and we have greater clarity and definition. And that we will realize the benefits of these synergies in the second half of 2010.

Our integration teams have identified additional savings that have been placed in what we call the parking lot. And we will realize some of these savings in the — at the lat - in the latter part of the first three years.

Our IT organization has completed a detailed systems review. And all systems for the new organization have been selected. A conversion plan has been finalized and will be completed in a timely manner.

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

Both companies have significant experience in major system implementations and internal and external resources have been allocated to this project.

We named more than 100 executives for the new Republic Services at corporate, region and area levels. All these individuals have participated in the integration planning and training.

In addition, (Don Flager) and I have visited all four region offices to roll out post merger operational strategies within the last week.

And let me go on to tell you that there’s a lot of enthusiasm amongst our top management. We concluded a day session where we transferred and looked for the field to come back and add a sense of realism to our plans, in addition to additional challenges to exceed the plans.

That evening we had a dinner. And I think whatever cultural issues that we may have anticipated, I think (Don) and I would both attest to that there, the teams came together very quickly. And there was a lot of enthusiasm.

And I think it’s reflected in some of the stories that were told at dinner those night — that night. So it’s a great team of people. We’ll complete the corporate office staffing and the field staffing with the next 10 to 14 days.

I’d also like to thank all the employees at Republic and Allied for their efforts in this integration planning process. We announced the merger on June 23. Many investors were concerned about the integration risks and the failures that occurred in previous transitions.

The primary reason for these failures were lack of planning and financial strength. This is not the case in Republic and Allied’s merger. We’ve spent over 20,000 man-hours on integration planning. And we have received investment grade ratings on a ProForma basis.

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

We are well positioned for a successful transaction. At this time operator I’d like to open the call to questions.

Coordinator:	If you’d like to ask a question press star 1. Please un-mute your phone and record your name. To withdraw your question press star 2.

Once again it’s star 1 to ask a question. And each participant will be allowed one question and one follow-up question.

Jim O’Connor:	Well I guess in light of today’s economy and the results of our quarter, it looks pretty good. Operator do you have any questions yet coming in?

Coordinator:	Yes the first question is from (David Feinberg) of Goldman Sachs.

Jim O’Connor:	Hello (David).

(David Feinberg):	Hey can you hear me?

Jim O’Connor:	I sure can.

(David Feinberg):	Great. So first question the — wanted to know what impact if any there might be from the class action settlement that you announced yesterday as well to financials and to cash flow?

Jim O’Connor:	It’s immaterial. I’m going to let Tod, or (David Barclay) our General Counsel is here with us. You want to talk to that at all?

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

(David Barclay):	Yes, no this was settled on the basis of just a few additional disclosures that were contained in our 8-K. And there will be a modest fee award likely within the next three to four weeks.

(David Feinberg):	And that, just so I understand that fee award goes to the shareholders? Is that true.

(David Barclay):	No that would be, no there is not a monetary settlement. The fees will be going to the plaintiff’s council on the case.

(David Feinberg):
Understood. And then, you know, turning to the broad economy and then I’ll hand it over, Republic has a nice footprint in a sunbelt of the United States which unfortunately has felt the brunt of the slowdown earlier then the other parts of the economy.

As, you know, we here at Goldman and I think more broadly are looking for a broader based US slow down in ‘09. Just thought that maybe you can give us some insight in terms of how you expect perhaps your volume growth to play out and or your pricing strategies based on your experience operating in some of these markets that were hardest hit by the housing downturn?

Tod Holmes:	Sure, David this is Tod. I, you know, I think that, you know, we’ve been through a couple economic cycles here in this business in the early ‘90s and 2001, 2002.

And typically what you’ll see, and it depends on, you know, if this ones deeper and longer than those cycles.

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

But typically what you see is probably four to six quarters of negative volumes. So, you know, we would look for 2009 to be a soft year from a volume standpoint.

But again, historically the volume declines have been primarily in the construction area, both residential which we’ve seen this past year and maybe in the future commercial construction.

And then in some of the other landfill related volumes associated with construction. The other business tends to maybe flatten out a little bit.

You know, on the margin side typically what we’ll see is an uptick in bad debt expense from a 20, 30, 40 basis point range to maybe a 40 to 70 basis point range.

So the margins might come under a little bit of pressure. But, you know, again the equipment in this business is, it’s on wheels. We can move it around. There’s a strong replacement cycle that would be — that you can slow down as well as obviously the growth capital.

So typically the cash flows hold up quite well.

Jim O’Connor:	And I think the pricing is a discipline and a discipline that is imbedded in the, you know, in the Republic management team in the process.

So we don’t see any reason why we wouldn’t continue along with pricing guidance in the area of 50 to 100 basis points above CPI.

(David Feinberg):	Thank you very much.

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

Jim O’Connor:	Thanks.

Coordinator:	The next question is from (Cory Greendale) from (First Analysis).

(Cory Greendale):	Hi.

Man:	Good morning (Cory).

(Cory Greendale):	And Jim, your comment is right. That doesn’t mean there aren’t questions. But congratulations on holding up well through the downturn regardless.

Jim O’Connor:	Thank you.

(Cory Greendale):
So the first question I had was also on the pricing. So I know that you guys are being disciplined on pricing. What, you know, what — how would you give us confidence that the same will be true in smaller competitors?

And that if they start to get more aggressive on price, that won’t mean that you’ll start to lose increasingly profitable volumes if the downturn continues?

Jim O’Connor:	Well I mean I think it is, you know, it, you know, again when we’re focused on returns and cash value creation, we’re talking about continuous improvement in contribution.

And, you know, inflation is starting to set in. We saw fuel, we seen fuel, you know, most recently kind of pull back here a little bit. But for the most part I think there, you know, the independents are feeling the same cost pressures that we are.

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

And, you know, so I don’t, I really don’t anticipate a lot of pricing pressure there. If we would have seen it, I think we would have seen a lot of it already in the temporary construction business.

I think the, you know, the larger independents as I said are probably much more rational. They’re looking at, you know, how hard it is to recover pricing as we are.

And we’ve elected to take, you know, a position that, you know, we’re going to hold the pricing even if it means loss of some volume.

And, you know, and I think what we’ve seen in the larger urban markets, that the independent sector has clearly pretty much followed that. And it’s reflected in our retention rates and our pricing.

(Cory Greendale):
Okay and could you help us think through what the potential impact could be of commodity prices falling. You know, Waste talked about that on their call. I know you’re not as exposed as they are. But it could have a noticeable impact on the P&L?

Jim O’Connor:	Well I think what, you know, we’re seeing similar impacts. You know, the current pricing for fiber today, OCC and ONP is in the $40 to $60 ton range.

And if you went to the early parts of ‘08, we’re somewhere up around the $130 to $160 range. So there’s been a significant drop off.

If you look at, you know, these prices, you know, running through the third quarter, we’re looking at an earnings impact in the third quarter of probably about 2 1/2 to 3 cents.

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

Man:	No, fourth quarter.

Jim O’Connor:	I’m sorry the fourth quarter, 2 1/2 to 3 cents. And, you know, so I mean again when you lose that much price, even though the volumes of fiber within Republic are relatively small.

I think our total production on an annual basis is about, what did we say?

Man:	Two hundred thousand tons a year of fiber.

Jim O’Connor:	Two hundred thousand tons of fiber. So, you know, we’re going to see some impact. And obviously if that continues on we’ll see impact next year.

Now I think the positive for us is that we recognize that going into a weakening economy, that could — we could see some stress on the commodity prices.

And we hedged our commodities where we weren’t, we didn’t have floors already. So when you look at our overall fiber that we produce, we’ve got about over half of it is either protected by floor pricing, which is in a range of about $75 to $85 a ton.

And we’ve got a good component hedged now. So over half of our volume us protected with hedge and floors.

Coordinator:	The next question is from (Jonathan Ellis) from Merrill Lynch.

(Jonathan Ellis):	Thanks and good morning guys. Wanted to just talk briefly about landfill pricing. You mentioned I think first off that pricing was up 3.4% this quarter.

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

I, it seems like there’s a slight deceleration from last quarter. I think last quarter pricing was up 3.7%. So wanted, I was hoping you could shed some light on the deceleration there?

And just in addition to that, if MSW pricing was up I think you said over 4%, where was the weakness that offset that to get up with — to get to a blended average of 3.4%?

Jim O’Connor:	Well I think a lot of it really comes from the mix of MSW with the construction volume, the non-MSW.

The MSW volume was about, I think I said earlier about 4.1% or 4.2%. So, you know, we still see for reoccurring revenue streams on the landfill pricing holding up pretty well.

C&D volume was actually up about 2% from a pricing standpoint. So I think that’s what you’re seeing in that sequential slight step down.

(Jonathan Ellis):
Okay and just on the, in overall pricing a slight sequential deceleration to 3.8% from over 4% last quarter. And my understanding is given the concentration of your municipal agreements that have resets around July 1, typically you get either core pricing that holds flat to accelerate slightly between 2Q and 3Q.

So can you just help us understand what the resets were in those contracts this year and perhaps what they may look like for next year?

Jim O’Connor:	Yes the, you know, I think the resets this year, which were typically either, you know, July 1 through September 30 were probably, you know, around 3% or so.

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

You know, what we’ve got right now this year on a year to date basis is CPI that’s running at about 4 1/2%.

So, you know, while in the past we had talked about how Republic because of it’s heavy franchise business was a little bit slower in getting prices as, for example fuel and inflation was moving up.

We’re probably at a, well maybe we’re at an inflection point. And so December of this year, you know, if pricing in the fourth quarter holds we’ll have over a 4% CPI that will go into many of these contracts next summer.

So, you know, certainly that’s something that’s going to benefit the company in 2009. Next question.

Coordinator:	The next question comes is from (Scott Levine) from JP Morgan.

(Scott Levine):	Good morning.

Jim O’Connor:	Good morning Scott. How are you?

(Scott Levine):	Well, how are you?

Jim O’Connor:	Pretty good.

(Scott Levine):
On fuel, have you guys stopped at any new hedges there and remind us what hedges you do have in place and whether you guys would be thinking with the recent pull back of hedging at more of your fuel exposure in the franchise markets or elsewhere?

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

Ed Lang:	(Scott) this is Ed. The only hedging we’ve done this year is related to specific contract renewals where those communities did not want to include a fuel surcharge.

So we locked in the fuel cost into the — those contracts through a financial transaction.

So this year about 10% of our total fuel risk was hedged. Next year it will step up to about 13% or 14%. And that’s the impact of the hedges we put in place specific to certain contract renewals that occurred in 2008.

Jim O’Connor:
And (Scott) we continue to evaluate our position there. I mean we’re, you know, we’re very well aware of where crude is at today. And we’ve have significant internal discussions as to what our policy going forward should be as it relates to hedging.

(Scott Levine):	Got it. And one last one, on management philosophy, you know, you guys have, you know, my perception has been even for the decentralized model in the past.

Do you view any changes to your philosophy given the merger with Allied, given the changes to the business on a ProForma basis, anything along those lines?

Jim O’Connor:
No. In fact actually, you know, there have been a lot of questions along these lines. And I think, you know, I can speak for Republic and I think I can speak for Allied that at the end of the day we’re more alike then not.

REPUBLIC SERVICES CORPORATION
Moderator: Jim O’Connor
10-31-08/7:30 am CT
Confirmation #6970778

And decentralization is something we practice where it’s appropriate to practice. You know, a particular function should be centralized, they’re centralized such as procurement of capital assets or treasury functions.

You know, so I mean I look at it and I kind of say look it, decentralization in my mind relates to the field organization being able to make market decisions, all right, relating to the customer base.

There’s a lot of other things that we’re looking to standardize and streamline through a number of best practices that Allied’s already got in place and that Republic has been practicing.

So, you know, at the end of the day they’re very much alike. And don’t really see much change in the way we conduct our business or the phil — you know, the philosophy as it relates to decentralization.

Coordinator:	There are no further questions at this time.

Jim O’Connor:
Thank you operator. I’d like to remind everyone that a recording of this call is available for the next 24 hours by calling area code 203-369-1806. Additionally, a recording of the call will be available on Republic’s Web site at republicservices.com.

And again, thank you all for spending time with us today. Have a great day. Thanks.

Coordinator:	That concludes today’s conference. You may disconnect at this time.
END